FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

41-41-785-8888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

On September 8, 2005, the Board of Directors of Alcon, Inc. accepted the resignation of Guido Koller as Senior Vice President (Direktor) of the Company, such resignation to be effective upon his retirement as of September 30, 2005. The Board also appointed Joanne Beck as General Manager (Direktor) of the Company, such appointment to be effective as of October 1, 2005. Ms. Beck has served in various financial and accounting positions within the Company over the past fourteen years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	September 9, 2005	By	/s/ Martin Schneider
Name: Martin Schneider
Title: Attorney-in-Fact

Date	September 9, 2005	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact